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SEC FILE NUMBER
8-69987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GLMX Technologies, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

666 Third Avenue, Floor 32
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Lahoud	929 445-6905	michael@glmx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 W 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Lahoud _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GLMX Technologies, LLC _____, as of 12/31 _____, 2 025 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Michael Lahoud (Feb 20, 2026 14:57:17 EST)

Title:
CFO / FinOp

This filing contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLMX Technologies, LLC

Financial Statement and
Report of Independent Registered Public Accounting Firm
December 31, 2025

GLMX Technologies, LLC
Index to the Financial Statement
December 31, 2025

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to the Financial Statement	3-10







RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of GLMX Technologies, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GLMX Technologies, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2025.

New York, New York
February 23, 2026

THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent assurance, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

GLMX Technologies, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	3,910,058
Accounts receivable		11,972,602
Prepaid expense and other assets		209,938
Operating lease right-of-use assets		194,616
Total Assets		**$ 16,287,214**

Liabilities and Member's Equity
Liabilities

Accounts payable and accrued expenses	$	281,458
Due to affiliates		199,098
Operating lease liabilities		195,858
Total Liabilities		676,414
Member's Equity		15,610,800
Total Liabilities and Member's Equity		**$ 16,287,214**

The accompanying notes are an integral part of this financial statement

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GLMX Technologies, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2025

1. Organization and Business

GLMX Technologies, LLC (the "Company") is a Delaware Limited Liability Company, wholly owned by Global Liquid Markets, LLC (the "Member"). On April 16, 2018, the Company received approval to become a broker-dealer and as such is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an electronic trading system for its clients as a registered alternative trading system ("ATS"). The Company relies on the international dealer exemption in the Canadian provinces of Alberta, British Columbia, Nova Scotia, Ontario and Quebec. On May 15, 2024, the Company was granted a Recognized Market Operator in Singapore ("RMO") and established its Branch in Singapore. On December 23, 2024, the Company was registered as a foreign company in Australia. On January 29, 2025, the Company was registered as a Security-Based Swap Execution Facility ("SBSEF") with the SEC. On November 7, 2025, the Company received approval to become a registered independent introducing broker with the Commodity and Futures Trading Commission ("CFTC") and is regulated by the National Futures Association ("NFA").

The Company operates an electronic trading platform ("Platform") that enables market participants to trade money markets instruments such as repurchase agreements, security lending, certificates of deposit, and commercial paper. The request for quote ("RFQ") based buy-side-to-dealer trading platform has been expressly built to enhance the relationship between buy-side and sell-side counterparties.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the difference may be material to the financial statement.

Management base their estimates and judgments on historical experience and various other factors that management believes are reasonable under the circumstances. The estimates and underlying assumptions are reviewed on an ongoing basis.

Concentration of Credit Risk

Cash and cash equivalents include cash and money market funds which are primarily maintained at two major global financial institutions, including cash amounts in excess of federally insured limits. To mitigate this concentration of credit risk, the Company deposits through high-credit-quality financial institutions. As of December 31, 2025, the Company's uninsured balances amounted to $3,563,148.

The Company may be exposed to credit risk regarding its receivables, which are primarily receivables from financial institutions. The Company has one client that accounts for 10% or more of the total accounts receivable as of December 31, 2025 as presented in the following table:

	Accounts Receivable	
	Amount	%
Customer A	$ 2,373,681	20%

The Company maintains an allowance for credit losses based upon an estimate of the amount of potential credit losses in existing accounts receivable. Clients are evaluated for creditworthiness and risk assessment prior to the Company initiating contract activities. The client's creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with remaining maturities at the time of purchase of three months or less.

Fair Value Measurement
The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined using various techniques that involve some level of estimation and judgment, the degree of which is dependent on the price transparency and the complexity of the instruments.

The Company uses a three-level classification hierarchy of fair value measurements for disclosure purposes:
- Level 1 inputs, which are considered the most reliable evidence of fair value, consist of quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs consist of observable market data, other than level 1 inputs, such as quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are directly observable.
- Level 3 inputs consist of unobservable inputs which are derived and cannot be corroborated by market data or other entity-specific inputs.

The Company's financial instruments measured at fair value on a recurring basis consist of money market funds. Money market funds are categorized under Level 1 and are included as a component of cash and cash equivalents in the Statement of Financial Condition. As of December 31, 2025, money market funds amounted to $2,455,461.

The Company's financial instruments that are not measured at fair value consist of cash. Cash is categorized under Level 1 and is included as a component of cash and cash equivalents in the Statement of Financial Condition. As of December 31, 2025, the fair value of cash approximates its carrying value of $1,454,597.

Accounts Receivable and Allowance for Credit Losses

All accounts receivable balances have contractual maturities of less than one year and are derived from subscription fees and transaction fees from trading through the Platform. The Company continually monitors collections and payments from its customers and maintains an allowance for credit losses

The allowance for credit losses is based on the estimated expected credit losses in accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific collection issues that have been identified. Based on management's analysis, allowance for credit losses was not necessary as of December 31, 2025.

Foreign Currency Translation and Re-measurement

Foreign currency denominated monetary assets and liabilities are re-measured into the functional currency using period-end exchange rates.

When the functional currency differs from the reporting currency, revenues and expenses of foreign branches are translated from their functional currencies into U.S. dollars using weighted-average exchange rates while their assets and liabilities are translated into U.S. dollars using period-end exchange rates.

Leases

At lease commencement, the Company recognizes a lease liability and right-of-use (ROU) asset for operating leases that have a lease term of greater than 12 months based on the present value of the fixed lease payments over the lease term. The lease right-of-use asset also reflects the present value of any initial direct costs, prepaid lease payments and lease incentives. The Company's leases do not provide a readily determinable implicit discount rate. Therefore, management estimates the Company's incremental borrowing rate to discount the lease payments based on the information available at lease commencement. The Company includes the term covered by an option to extend a lease when the option is reasonably certain to be exercised. Significant assumptions and judgments in calculating the lease right-of-use asset and lease liability include the determination of the applicable borrowing rate for each lease. Operating lease expense is recognized on a straight-line basis over the lease term.

Deferred Revenue

The Company recognizes a deferred revenue when it has obligation to transfer goods or services to a client for which the Company has received consideration (or an amount of consideration is due) from the client. The Company records deferred revenue when the cash is received, or the payment is due, whichever is earlier. Deferred revenue generally arises from clients with fixed subscription plans billed quarterly, and revenues are recognized over the invoice period. As of December 31, 2025, the deferred revenue amounted to $41,667 and included as a component of accounts payable and accrued expenses in the Statement of Financial Position. As of December 31, 2024, the Company had no deferred revenue. The changes in the deferred revenue year-over-year primarily results from the timing difference between the Company's satisfaction of its performance obligations and receipt of payments.

5

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company's income and expenses are reported on the Member's income tax return, and are not subject to separate income tax, and management believes the Company has taken no uncertain tax positions that require recognition or disclosure. The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by the Member. Accordingly, no provision for U.S. federal, state or local income taxes has been recorded by the Company as of and for the year ended December 31, 2025. The Member's 2022 to 2025 tax returns are subject to examination by federal, state, and local tax authorities.

The Company has a branch in Singapore and is subject to income tax on income generated in the foreign jurisdiction. The Company's income tax liability to the foreign jurisdiction amounted to $16,867 as of December 31, 2025, and included as a component of accounts payable and accrued expenses in the Statement of Financial Position.

Recent Accounting Pronouncements

In July 2025, the FASB issued Accounting Standards Update 2025-05, Financial Instruments Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU simplifies credit loss measurement for accounts receivable and contract assets by introducing a practical expedient, allowing entities (including public ones) to assume current balance sheet conditions persist, and a policy election for non-public entities to use post-balance sheet collections, reducing complexity for implementing the Current Expected Credit Losses ("CECL") model for these assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its financial statement.

3. Regulatory Requirements

Net Capital and Aggregate Indebtedness Requirements under SEC Uniform Net Capital Rule 15c3-1

As a registered broker-dealer with SEC, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

As of December 31, 2025, the Company had net capital of $3,424,686 which exceeded its minimum requirement by $3,392,566. As of December 31, 2025, the Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.00.

Net Capital Requirements under CFTC Regulation 1.17

As a member of NFA, the Company is subject to the CFTC Regulation 1.17 which requires the maintenance of minimum net capital.

As of December 31, 2025, the Company had net capital of $3,424,686 which exceeded its minimum requirement by $3,379,686.

Other Regulatory Requirements

As an SBSEF, the Company is required to maintain financial resources in an amount at least equal to one year of projected operating expenses as well as liquid financial resources in an amount at least equal to the greater of three months of projected operating expenses and projected wind down expenses. The Company is in compliance with these requirements as of December 31, 2025.

4. **17 C.F.R. Exemption**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to the operation of an Alternative Trading System ("ATS") for negotiation of Securities Financing Transactions, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the year ended December 31, 2025.

5. **Related Party Transactions**

The Company transacts business in the normal course of operations with its Member, affiliates under common control and other related parties.

Fees to affiliate and related party

- The Company has entered into a service level agreement with an affiliate, GLMX Europe, Limited ("GLMX Europe") effective January 1, 2020. The Company pays GLMX Europe to promote the Platform to potential subscribers in the United Kingdom ("UK") to enable potential subscribers to enter into a subscription agreement with the Company and provide customer support in the UK. As of December 31, 2025, $178,907 was due to GLMX Europe, and is included as a component of due to affiliates in the Statement of Financial Condition.

- Pursuant to an expense sharing agreement, the Company's affiliate, GLMX, LLC pays costs on behalf of the Company. GLMX, LLC is compensated for these costs, including personnel, professional services, occupancy, travel and other general and administrative services. Shared costs are allocated to the Company using a reasonable allocation methodology that considers usage, number of employees, employee responsibilities and the time spent performing those responsibilities. As of December 31, 2025, $16,725 was due from GLMX, LLC.

- The Company uses the Platform developed by GLMX, LLC. The Company entered into a licensing agreement with GLMX, LLC effective January 1, 2020. The Company pays GLMX, LLC for the right to use the Platform which enables the subscribers to trade Securities Financing Transactions. As of December 31, 2025, $36,916 was due to GLMX, LLC.

  The net amount due to GLMX, LLC of $20,191 from the expense sharing agreement and licensing agreement is included as a component of due to affiliates in the Statement of Financial Condition.

- The Company entered into a support service agreement with GLMX EU, BV, a related party, effective May 1, 2025. The Company pays GLMX EU, BV to provide customer support for clients located in Europe. As of December 31, 2025, there is no outstanding balance from this arrangement.

Allocation of shared-based compensation expense

Share-based compensation expense for share awards granted to shared employees of the Company's affiliate, GLMX, LLC, under the Member's share-based incentive plans is allocated to the Company using a reasonable allocation methodology that considers employee responsibilities and the time spent performing those responsibilities.

Awards granted to the shared employees generally vest over four years at a rate of 25% on the 12-month anniversary of the grant date and 1/48th each month thereafter. The awards have graded vesting features and are only subject to service conditions. The awards are measured based on their estimated fair values at the grant date. The grant date fair value for awards granted during the year ended December 31, 2025 is $4.42 per share. The costs are recognized as expense over the requisite service period, which is typically the vesting period. The Company has elected to use a graded vesting method for the attribution of the compensation cost associated with the awards. Forfeitures are recognized as they occur. As of December 31, 2025, the number of nonvested shares for the shared employees is 891,645.

Allocation of income taxes

The Company elected not to be allocated a share of the consolidated amount of current and deferred tax expense incurred by the Member. Refer to Note 2 for further information.

6. **Segment Reporting**

The Company is engaged in a single line of business as a broker-dealer by operating the Platform that enables market participants to trade money market instruments. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the Chief Operating Decision Maker ("CODM") manages the business activities using information of the Company as a whole. The Company has identified its CEO as the CODM who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or return capital to the Member. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The CODM manages the business using expense information as well as regularly provided budgeted or forecasted expense information for the single operating segment.

Asset data provided to the CODM is consistent with those reported in the Statement of Financial Condition with particular emphasis on the Company's available liquidity, including its cash and cash equivalents and accounts receivable, reduced by current liabilities and regulatory capital requirements.

The Company operates in the U.S. and Singapore, with international clients primarily located in the UK, Europe and Asia regions. Given the global nature of the financial markets in which the Company operates and its clients' worldwide businesses and contracts, the results by geographic region and allocation of revenues to individual countries are not necessarily meaningful in understanding the Company's business.

The Company's total revenues are solely derived from providing a single service, that is the operation of the Platform that enables market participants to trade money market instruments.

7. Leases

The Company has one existing operating lease for a corporate office with an initial term of one year. This lease contains an option to extend the initial term at the Company's discretion. The Company accounts for the option to extend when it is reasonably certain of being exercised. The Company's lease agreement does not contain any material residual value guarantees, restrictions or covenants.

At December 31, 2025, the weighted average remaining lease term is 1.33 years and weighted average discount rate is 10.50%.

The following table represents the future minimum lease payments and maturity of lease liability as of December 31, 2025:

2026	$	157,796
2027		53,012
Total lease payments		210,808
Less: Imputed interest		14,950
Present value of operating lease liability	$	195,858

8. Contingencies

Legal and regulatory matters
In the normal course of business, the Company may be involved in various lawsuits, proceedings and regulatory examinations.

The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company will establish an accrual for the loss. Once established, the accrual will be adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual. As of December 31, 2025, the Company does not have any outstanding legal or regulatory matters.

Other
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnification provisions. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

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9. **Subsequent Events**

The Company has evaluated subsequent events through February 23, 2026, the date the financial statement was available to be issued. On February 3, 2026, the Company was granted Australian Market License by the Australian Securities and Investments Commission under subsection 795B(2) of Australia's Corporations Act.